SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b). (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)
SMART Modular Technologies (WWH), Inc.

(Name of Issuer)
Ordinary Shares, $0.00016667 Par Value

(Title of Class of Securities)
G82245 10 4

(CUSIP Number)
December 31, 2007

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	G82245 10 4	13G/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Francisco Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware, U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,526,283

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		24,526,283

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,526,283

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	40.3%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.	G82245 10 4	13G/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Francisco Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware, U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,526,283

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		24,526,283

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,526,283

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	40.3%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	G82245 10 4	13G/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Francisco Partners Fund A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware, U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,526,283

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		24,526,283

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,526,283

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	40.3%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	G82245 10 4	13G/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Francisco Partners Management, LLC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware, U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,526,283

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		24,526,283

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,526,283

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	40.3%

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.	G82245 10 4	13G/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FP Annual Fund Investors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware, U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,526,283

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		24,526,283

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,526,283

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	40.3%

12	TYPE OF REPORTING PERSON

	OO

Item 1(a). Name of Issuer:
     SMART Modular Technologies (WWH), Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
     4211 Starboard Drive, Fremont, CA 94538
Item 2(a). Name of Person Filing:
     Francisco Partners GP, LLC, a Delaware limited liability company (“FPGP”)
     Francisco Partners, L.P., a Delaware limited partnership (“FPLP”)
     Francisco Partners Fund A, L.P., a Delaware limited partnership (“FP A LP”)
     Francisco Partners Management, LLC, a Delaware limited liability company (“Management LLC”)
     FP Annual Fund Investors, L.L.C., a Delaware limited liability company (“FP LLC”)
Item 2(b). Address of Principal Business Office or, if None, Residence:
     The address of each of FPGP, FPLP, FP A LP, Management LLC and FP LLC is:
     One Letterman Drive, Building C-Suite 410
     San Francisco, CA 94129
Item 2(c). Citizenship:
     The place of organization of each of FPGP, FPLP, FP A LP, Management LLC and FP LLC is:
     State of Delaware, USA
Item 2(d). Title of Class of Securities:
     Ordinary Shares, par value $0.00016667
Item 2(e). CUSIP Number:
     G82245 10 4
Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
     If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐
Item 4. Ownership.(1)
     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.
(a)	Amount beneficially owned: See Item 9 of each of the cover pages.

(b)	Percent of class: See Item 11 of each of the cover pages.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See Item 5 of each of the cover pages.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each of the cover pages.
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     The right to receive dividends on, and proceeds from the sale of, the shares which are beneficially owned by the filing persons is governed by the limited liability company agreement of FP LLC, the limited partnership agreement of each of FPLP and FP A LP and the operating agreement of each of FPGP and Management LLC and such dividends or proceeds may be distributed with respect to the member interests and general and limited partnership interests in accordance therewith.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     FPLP, FP A LP and FP LLC are record and beneficial owners of the securities of SMART Modular Technologies (WWH), Inc. reported hereby. Management LLC is the managing member of FP LLC and FPGP is the general partner of FPLP and FP A LP. In its capacity as the managing member of FP LLC, Management LLC

(1)	FPLP, FP A LP and FP LLC are record and beneficial owners of securities of SMART Modular Technologies (WWH), Inc. Management LLC is the managing member of FP LLC and FPGP is the general partner of FPLP and FP A LP. In its capacity as the managing member of FP LLC, Management LLC may pursuant to Rule 13d-3 of the Exchange Act of 1934, as amended, be deemed the beneficial owner of the securities held by FP LLC. In its capacity as the general partner of each of FPLP and FP A LP, FPGP may pursuant to Rule 13d-3 of the Exchange Act of 1934, as amended, be deemed the beneficial owner of the securities held by FPLP and FP A LP. In addition, as a result of a shareholders’ agreement among FPLP, FP A LP, FP LLC and affiliates of Texas Pacific Group, Shah Capital Partners L.P., Patel Family Partners, L.P. and WestRiver Capital, LLC, beneficial ownership for all ordinary shares held by the parties to the shareholders’ agreement is ascribed to each party for SEC reporting purposes.

may pursuant to Rule 13d-3 of the Exchange Act of 1934, as amended, be deemed the beneficial owner of the securities of FP LLC reported hereby. In its capacity as the general partner of each of FPLP and FP A LP, FPGP may pursuant to Rule 13d-3 of the Exchange Act of 1934, as amended, be deemed the beneficial owner of the securities reported hereby.
Item 8. Identification and Classification of Members of the Group.
     See Exhibit 1 hereto.
Item 9. Notice of Dissolution of Group.
     n/a
Item 10. Certifications.
(a)	n/a

(b)	n/a

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008

(Date)

FRANCISCO PARTNERS GP, LLC

By: /s/ Benjamin Ball

(Signature)

Benjamin Ball, Managing Member

(Name/Title)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February	13, 2008

(Date)

FRANCISCO PARTNERS, L.P.

By:	FRANCISCO PARTNERS GP, LLC, Its General Partner

By:	/s/ Benjamin Ball

(Signature)

Benjamin Ball, Managing Member

(Name/Title)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008

(Date)

FRANCISCO PARTNERS FUND A, L.P.

By:	FRANCISCO PARTNERS GP, LLC, Its General Partner

By:	/s/ Benjamin Ball

(Signature)

Benjamin Ball, Managing Member

(Name/Title)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008

(Date)

FRANCISCO PARTNERS MANAGEMENT, LLC

By: /s/ Benjamin Ball

(Signature)

Benjamin Ball, Managing Member

(Name/Title)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
(Date)

FP ANNUAL FUND INVESTORS, LLC

By: FRANCISCO PARTNERS MANAGEMENT, LLC
Its Manager

By: /s/ Benjamin Ball

(Signature)

Benjamin Ball, Managing Member

(Name/Title)

JOINT FILING STATEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.
Date: February 13, 2008

FRANCISCO PARTNERS GP, LLC

By: /s/ Benjamin Ball

(Signature)

Benjamin Ball, Managing Member

(Name/Title)

FRANCISCO PARTNERS, L.P.

By: FRANCISCO PARTNERS GP, LLC, Its General Partner

By: /s/ Benjamin Ball

(Signature)

Benjamin Ball, Managing Member

(Name/Title)

FRANCISCO PARTNERS FUND A, L.P.

By: FRANCISCO PARTNERS GP, LLC, Its General Partner

By: /s/ Benjamin Ball

(Signature)

Benjamin Ball, Managing Member

(Name/Title)

FRANCISCO PARTNERS MANAGEMENT, LLC

By: /s/ Benjamin Ball

(Signature)

Benjamin Ball, Managing Member

(Name/Title)

FP ANNUAL FUND INVESTORS, LLC

By: FRANCISCO PARTNERS MANAGEMENT, LLC Its Manager

By: /s/ Benjamin Ball

(Signature)

Benjamin Ball, Managing Member

(Name/Title)

Exhibit 1
     As required by Item 8 of the Schedule 13G to which this exhibit is attached, the name and classification of each member of the group is provided below:

Identification	Classification
TPG Advisors III, Inc.	CO

TPG Advisors IV, Inc.	CO

T3 Advisors II, Inc.	CO

David Bonderman	IN

James G. Coulter	IN

Francisco Partners GP, LLC	OO

Francisco Partners, L.P.	PN

Francisco Partners Fund A, L.P.	PN

Francisco Partners Management, LLC	OO

FP Annual Fund Investors, L.L.C.	OO

Shah Capital Partners, L.P.	PN

Patel Family Partners, L.P.	PN

WestRiver Management, LLC	OO

WestRiver Capital LLC	OO